Emo Capital Corp.

115 He Xiang Road, Bai He Village, Qing Pu,

Shanghai, China, 200000

March 31, 2015

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re: Emo Capital Corp.

Form 10-K for the Fiscal Year Ended July 31, 2014

Filed October 16, 2014

File No. 000-54291

Dear Mr. Gilmore:

We are in receipt of your comment letter dated February 20, 2015, regarding Emo Capital Corp.’s October 16, 2014 Form 10-K filings. As discussed with Ms. Eiko Yaoita Pyles, we are requesting an additional 10 business days to respond. As a result, we will submit our response letter by April 10, 2015.

Very truly yours,

/s/ Juanming Fang

Juanming Fang

Chief Executive Officer